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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 14D-1
                              (Amendment No. 22)
              Tender Offer Statement Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934

                            ---------------------

                                  Conrail Inc
                           (Name of Subject Company)

                         Norfolk Southern Corporation
                       Atlantic Acquisition Corporation
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

                                  208368 10 0
                     (CUSIP Number of Class of Securities)

                       SERIES A ESOP CONVERTIBLE JUNIOR
                      PREFERRED STOCK, WITHOUT PAR VALUE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

                                 NOT AVAILABLE
                     (CUSIP Number of Class of Securities)

                                -----------------

                              JAMES C. BISHOP, JR.
                         EXECUTIVE VICE PRESIDENT-LAW
                         NORFOLK SOUTHERN CORPORATION
                            THREE COMMERCIAL PLACE
                         NORFOLK, VIRGINIA 23510-2191
                           TELEPHONE: (757) 629-2750
           (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)
                               ------------------

                                with a copy to:
                             RANDALL H. DOUD, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 735-3000


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          This Amendment No. 22 amends the Tender Offer Statement on Schedule
          14D-1 filed on October 24, 1996, as amended (the "Schedule 14D-1"), by Norfolk Southern Corporation, a Virginia corporation ("Parent"), and its wholly owned subsidiary, Atlantic Acquisition Corporation, a Pennsylvania corporation ("Purchaser"), relating to Purchaser's offer to purchase all outstanding shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Con-vertible Junior Preferred Stock, without par value (the "ESOP Pre-ferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc. (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 1996 (the "Offer to Purchase"), as amended and supplemented by the Supplement thereto, dated November 8, 1996 (the "Supplement"), and in the revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Pur-chase, the Supplement or the Schedule 14D-1.

                  ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

                Item 11 is hereby amended and supplemented by the following:

                (a)(61) Text of information sent to certain Company share-holders commencing December 13, 1996.

                (g)(7) Motion for Leave to Supplement and Amend the Complaint, including as an exhibit thereto, Plaintiffs' Third Amended Complaint, filed by Parent, Purchaser and Kathryn B. McQuade against the Company, CSX et. al. (dated December 13, 1996, United States District Court for the Eastern District of Pennsylvania).

                (g)(8) Preliminary Injunction Motion and related brief and proposed form of Order filed by Parent, Purchaser and Kathryn B. McQuade (dated December 13, 1996, United District Court for the Eastern District of Penn-sylvania).



                                   SIGNATURE

             After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

       Dated:  December 16, 1996

                                            NORFOLK SOUTHERN CORPORATION

                                           By: /s/ JAMES C. BISHOP, JR.
                                               ---------------------------
                                           Name:  James C. Bishop, Jr.
                                           Title: Executive Vice President-Law

                                           ATLANTIC ACQUISITION CORPORATION

                                           By: /s/ JAMES C. BISHOP, JR.
                                               ----------------------------
                                           Name:  James C. Bishop, Jr.
                                           Title: Vice President and General
                                                  Counsel



                                 EXHIBIT INDEX

       Exhibit
       Number                  Description

       (a)(61) Text of information sent to certain Company share-holders commencing December 13, 1996.

       (g)(7) Motion for Leave to Supplement and Amend the Complaint, including as an exhibit thereto, Plaintiffs' Third Amended Complaint, filed by Parent, Purchaser and Kathryn B. McQuade against the Company, CSX et. al. (dated December 13, 1996, United States District Court for the Eastern District of Pennsylvania).

       (g)(8) Preliminary Injunction Motion and related brief and proposed form of Order filed by Parent, Purchaser and Kathryn B. McQuade (dated December 13, 1996, United District Court for the Eastern District of Pennsyl-vania).